SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 2)


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                          Wyndham International, Inc.
                                (Name of Issuer)


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                Class A Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

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                                  983101 10 6
                                 (CUSIP Number)

                               William Bonn, Esq.
                  Senior Managing Director and General Counsel
                         Beacon Capital Partners, Inc.
                                1 Federal Street
                                   26th Floor
                          Boston, Massachusetts 02110
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                                 (617) 457-0400
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                With copies to:

Randall H. Doud, Esq.                                Gilbert G. Menna, Esq.
Thomas W. Greenberg                                  Goodwin Procter LLP
Skadden, Arps, Slate, Meagher & Flom LLP             Exchange Place
Four Times Square                                    Boston, Massachusetts 02109
New York, New York  10036                            (617) 570-1000
(212) 735-3000

                                April 14, 2005
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            (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: o

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CUSIP No.   983101 10 6               13D         Page 2 of 10 Pages
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          NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 1
                   BCP Voting, Inc.

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          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   2                                                                  (a)  |_|
                                                                      (b)  |X|
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   3      SEC USE ONLY

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   4      SOURCE OF FUNDS*               N/A

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   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                |_|
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   6      CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware
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                NUMBER OF             7   SOLE VOTING POWER
                 SHARES                       0
              BENEFICIALLY           ------------------------------------------
                OWNED BY              8    SHARED VOTING POWER
                  EACH                       30,031,850 (see Item 5)
                REPORTING            ------------------------------------------
                 PERSON               9    SOLE DISPOSITIVE POWER
                  WITH                            0
                                     ------------------------------------------
                                     10    SHARED DISPOSITIVE POWER
                                             30,031,850 (see Item 5)
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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   30,031,850 (see Item 5)
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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES   |X|
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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   14.8%
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   14     TYPE OF REPORTING PERSON*
                   CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   983101 10 6              13D          Page 3 of 10 Pages
-----------------------------                     --------------------------

          NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 1
                   Beacon Capital Partners, Inc.
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          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   2                                                                  (a)  |_|
                                                                      (b)  |X|
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   3      SEC USE ONLY

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   4      SOURCE OF FUNDS*               N/A

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   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                |_|
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   6      CITIZENSHIP OR PLACE OF ORGANIZATION
                   Maryland
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                NUMBER OF              7    SOLE VOTING POWER
                 SHARES                             0
              BENEFICIALLY            -----------------------------------------
                OWNED BY               8    SHARED VOTING POWER
                  EACH                      30,031,850 (see Item 5)
                REPORTING             -----------------------------------------
                 PERSON                9    SOLE DISPOSITIVE POWER
                  WITH                               0
                                      -----------------------------------------
                                      10    SHARED DISPOSITIVE POWER
                                              30,031,850 (see Item 5)
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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   30,031,850 (see Item 5)
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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES   |X|
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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   14.8%
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   14     TYPE OF REPORTING PERSON*
                   CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Amendment No. 2 to Schedule 13D (this "Amendment") is filed by the undersigned to amend the Statement on Schedule 13D, filed by the undersigned on July 13, 1999 (the "Original Filing"), as amended by Amendment No. 1, filed by the undersigned on December 17, 1999 (the "First Amendment"). Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Original Filing or the First Amendment, as applicable. Any reference to "this Schedule 13D" in the Original Filing, the First Amendment or in this Amendment No. 2 shall refer to the Original Filing, the First Amendment and this Amendment No. 2.

Item 2.  Identity and Background.

         Item 2 (a) - (c), (f) is amended by replacing the first paragraph thereunder with the following:

         This statement is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (i) BCP Voting Inc., as voting trustee for the Beacon Capital Partners Voting Trust ("BCP Voting"); and (ii) Beacon Capital Partners, Inc., a Maryland corporation ("Beacon").

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 is hereby amended by deleting the last sentence of the first paragraph thereunder, which had been added thereto by the First Amendment.

         Item 3 is hereby amended by adding the following:

         In connection with the transaction described in Item 4 below, any shares of New Common Stock (as defined in Item 4 below) to be received by the Investors will be received in consideration of the shares of Series B Preferred Stock owned by them immediately prior to the Effective Time (as defined in Item 4 below), and the cancellation of any accrued and unpaid dividends thereon.

Item 4.  Purpose of Transactions.

         Item 4 is hereby amended by adding the following:

              On April 14, 2005, Apollo Investment Fund IV, L.P., Apollo Real Estate Investment Fund IV, L.P., AIF/THL PAH LLC, BCP Voting, Thomas H. Lee Equity Fund IV, L.P., Thomas H. Lee Foreign Fund IV, L.P. and Thomas H. Lee Foreign Fund IV-B, L.P. (collectively, the "Investor Parties") entered into a Recapitalization and Merger Agreement (the "Recapitalization Agreement") with Wyndham and WI Merger Sub, Inc., a wholly-owned subsidiary of Wyndham ("Merger Sub"). Pursuant to the Recapitalization Agreement, and subject to the conditions contained therein, Merger Sub will be merged with and into Wyndham, with Wyndham continuing as the surviving corporation (the "Merger") and the existing classification of Wyndham's common stock will be eliminated. In the Merger, all outstanding shares of Series A Preferred Stock and Series B Preferred Stock will be converted into common stock and the existing common stockholders will continue to hold shares of common stock of Wyndham (such common stock, the "New Common Stock"). Subject to the terms of the Recapitalization Agreement, the Investor Parties have agreed to vote all of the shares of Wyndham stock held by them, representing approximately 49% of the outstanding voting power of Wyndham (based on the number of shares outstanding as of April 13, 2005, as set forth in Wyndham's representations in the Recapitalization Agreement) and approximately 90% of the outstanding shares of Series B Preferred Stock, in favor of the adoption of the Recapitalization Agreement and the approval of the Merger and the other transactions contemplated by the Recapitalization Agreement.

         At the effective time of the Merger (the "Effective Time"), holders of Class A Common Stock and Class B Common Stock will receive one share of New Common Stock for each share of Class A Common Stock or Class B Common Stock then held by such holder, and holders of Series A Preferred Stock and Series B Preferred Stock will receive, for each share of Series A Preferred Stock or Series B Preferred Stock then held by such holder, a number of shares of New Common Stock equal to the "Exchange Ratio." The Exchange Ratio will be calculated such that, immediately following the Effective Time, the holders of Series A Preferred Stock and Series B Preferred Stock immediately prior to the Effective Time will hold in the aggregate approximately 85% of the New Common Stock, and the holders of Class A Common Stock and Class B Common Stock immediately prior to the Effective Time will hold in the aggregate approximately 15% of the New Common Stock. All accrued but unpaid dividends on the Series A Preferred Stock and Series B Preferred Stock will be cancelled at the Effective Time.

         At the Effective Time, Wyndham's Restated Certificate of Incorporation and Amended and Restated Bylaws will each be amended to remove certain gover nance provisions, including the classification of the Board of Directors. Immediately prior to the Effective Time, certain of Wyndham's directors will resign, and the Board of Directors of Wyndham will be as designated by the Investor Parties and shall include at least two directors who are "independent" within the meaning of the rules of the American Stock Exchange. It is expected that the size of the Board of Directors will be reduced from its present size of 19 members; however, it is anticipated that a majority of the existing members of the Board of Directors, including certain independent Directors, will remain on the Board.

         The Recapitalization Agreement contains certain covenants of Wyndham and the Investor Parties relating to the governance of Wyndham and providing certain minority protections after the Effective Time. These include certain
(i) prohibitions on taking actions during a one year period following the Effective Time that would reasonably be expected to result in a delisting of the New Common Stock from the American Stock Exchange or the deregistration of the New Common Stock under the Exchange Act, (ii) assurances for so long as Wyndham's stock is listed on the American Stock Exchange that there be at least two members of the Wyndham Board of Directors who are deemed "independent" within the rules of the American Stock Exchange and that the composition of the Board of Directors be in compliance with the rules of the American Stock Exchange and applicable law, (iii) assurances that information about Wyndham will remain publicly available for a one year period following a deregistration of the New Common Stock and (iv) assurances that transactions with the Investor Parties and their controlled affiliates involving Wyndham during the one year period following the Effective Time will be on an "arms length" basis. In addition, the Investor Parties and their controlled affiliates have agreed not to acquire any additional shares of New Common Stock if such acquisition would result in the Investor Parties, their controlled affiliates and such persons who with the knowledge and consent of the Investor Parties are part of a "group" with the Investor Parties collectively owning more than 90% of the outstand ing shares of New Common Stock. The foregoing covenants may be waived by a majority of the independent members of Wyndham's Board of Directors or by a vote of the holders of a majority of the shares of New Common Stock not held by the Investors and their controlled affiliates. Pursuant to the Recapitalization Agreement, certain existing standstill and voting limitation provisions in the Securities Purchase Agreement are being waived in connection with the transaction and will terminate immediately prior to the Effective Time. Additionally, Wyndham's existing Share holder Rights Agreement will be amended so that it terminates effective immediately prior to the Effective Time.

         The Recapitalization Agreement amends the Registration Rights Agree ment to provide that the shares of New Common Stock that the Investors will receive are considered "registrable securities" and to remove the maximum number of demand registrations to which the Investors are entitled.

         The affirmative votes of (i) the holders of a majority in voting power of the issued and outstanding shares of Class A Common Stock, Class B Common Stock and Series B Preferred Stock and (ii) the holders of at least two thirds of the issued and outstanding shares of Series B Preferred Stock are required for the adoption of the Recapitalization Agreement and the approval of the Merger and the other transactions contemplated by the Recapitalization Agreement. The Investor Parties have agreed to exercise certain rights under the Stockholders' Agreement to provide notice to all holders of Series B Preferred Stock to direct them to exchange their shares of Series B Preferred Stock for New Common Stock in the Merger.

         Wyndham has agreed that its Board of Directors may not withdraw, modify or amend its recommendation that Wyndham's stockholders adopt the Recapitalization Agreement and approve the Merger and the other transactions contemplated by the Recapitalization Agreement in a manner adverse to the Investor Parties unless it has determined, based on the opinion of outside legal counsel, that failure to take such action would result in a breach of the Board of Directors' fidu ciary obligations to Wyndham's stockholders under applicable law. Any such withdrawal, modification or amendment will not affect Wyndham's obligation to give notice of, convene and hold the necessary meeting to obtain stockholder approval of the transactions. Upon any such change in recommendation, the Investor Parties have the right to terminate the Recapitalization Agreement.

         The closing of the transactions contemplated by the Recapitalization Agreement is conditioned upon, among other things, the receipt of the requisite stockholder approvals, the SEC declaring effective the registration statement on Form S-4 that Wyndham will file in connection with the transactions and the expiration or earlier termination of any applicable waiting periods under the Hart- Scott-Rodino Antitrust Improvements Act of 1976, as amended.

         The foregoing description of the Recapitalization Agreement is qualified in its entirety by reference to the Recapitalization Agreement, which is filed herewith as Exhibit 9.

         The Investor Parties also intend to enter into an agreement, effective at the Effective Time, that would, among other things, set forth certain restrictions on dispositions and voting agreements as to their interests in Wyndham.

         The Reporting Persons intend to continue to review and evaluate their investment in Wyndham. Depending on the price and availability of funds, subse quent developments affecting Wyndham, Wyndham's business, other investment and business opportunities available to the Reporting Persons and general stock market, economic and other factors that the Reporting Persons may deem relevant from time to time, the Reporting Persons may maintain their investment at current levels or sell all or a part of their investment, or acquire additional Shares or other securities of Wyndham at any time, subject to the restrictions set forth in the Recapitalization Agreement. Any acquisition or disposition of Shares by the Reporting Persons may be effected through open market or privately negotiated transactions, or otherwise. Without limiting the foregoing, the Reporting Persons reserve the right to formulate plans or intentions that will result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

Item 5.  Interest in Securities of the Issuer.

         Item 5 (a) and (b) are hereby amended to read as follows:

     By virtue of the Stockholders' Agreement and the relationships described herein, the Investors may be deemed to constitute a "group" within the meaning of Rule 13d-5(b) under the Exchange Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the Shares beneficially owned by the members of the group as a whole. As of the date hereof and without giving effect to the transactions contemplated by the Recapitalization Agreement, to the knowledge of the Reporting Persons, and based upon the representations of Wyndham in the Recapitalization Agreement, the Investors collectively own an aggregate of 182,893,658 Shares, or 51.4% of the Outstanding Shares (as defined below). For purposes of calculating number of shares owned and ownership percentages in this Schedule 13D, (i) the number of Shares and percentage of the Outstanding Shares beneficially owned by the Report ing Persons includes (x) the Shares acquired pursuant to the Securities Purchase Agreement, less any such Shares redeemed with the proceeds of the Rights Offering and (y) issuances of dividends on Shares prior to April 14, 2005, but not the accrual of dividends payable in additional shares of Series B Preferred Stock after such date and
(ii) the number of "Outstanding Shares" includes (x) the 172,838,624 Shares outstanding on April 13, 2005 based on the representations of Wyndham contained in the Recapitalization Agreement and (y) the Shares issuable upon conversion of the Series B Preferred Stock held by the Investor or Investors whose ownership is being measured, excluding for such purpose the Shares issuable upon conversion of any other shares of Series B Preferred Stock or other convertible securities. Each of the Reporting Persons expressly disclaims beneficial ownership of those Investors' Shares held by any other members of such group or of Shares held individually by certain directors or executive officers of certain of the Investors.

         As of April 14, 2005, each of BCP Voting and Beacon has beneficial ownership of 30,031,850 Shares, representing approximately 14.8% of the Outstand ing Shares. Each of Beacon and BCP Voting has shared voting and shared dispositive power with respect to such Shares.

         Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission that a Reporting Person is the beneficial owner of any of the Shares other than those which such Reporting Person has acquired pursuant to the Securities Purchase Agreement, an Assignment or as dividends payable in Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 is hereby amended by adding the following:

         The responses to Item 4 of this Amendment and the Exhibits to this Amendment are incorporated herein by this reference.

Item 7.  Material to be Filed as Exhibits.

         Item 7 is hereby amended by adding the following thereto:

         Exhibit 9:              Recapitalization and Merger Agreement,
                                 dated as of April 14, 2005, by and among Wyndham International, Inc., WI Merger Sub, Inc., a wholly-owned subsidiary of the Company, Apollo Investment Fund IV, L.P., Apollo Real Estate Investment Fund IV, L.P., AIF/THL PAH LLC, BCP Voting, Inc., as Trustee for the Beacon Capital Partners Voting Trust, Thomas H. Lee Equity Fund IV, L.P., Thomas H. Lee Foreign Fund IV, L.P. and Thomas H. Lee Foreign Fund IV-B, L.P. (incorporated herein by reference to Exhibit 2.1 to Wyndham's Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 15,
                                 2005).

                                             SIGNATURES


         After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this Statement with respect to it is true, complete and correct.


                                      BCP VOTING, INC.



                                      By: /s/ William Bonn
                                         ---------------------------
                                            Name: William Bonn
                                            Title: Senior Managing Director and
                                                   General Counsel


                                      BEACON CAPITAL PARTNERS, INC.



                                      By: /s/ William Bonn
                                         ---------------------------
                                            Name: William Bonn
                                            Title: Senior Managing Director and
                                                   General Counsel